December 10, 2025

VIA EDGAR

Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Natera, Inc. Request to Withdraw Registration Statement on Form S-3 File No. 333-291953

Ladies and Gentlemen:

Natera, Inc. (the “Registrant”) previously filed the above-referenced registration statement on Form S-3 on December 5, 2025 (the “Registration Statement”).  Pursuant to Rule 477, promulgated under the Securities Act of 1933, as amended, the Registrant hereby requests that the Registration Statement, together with all exhibits and amendments thereto, be withdrawn at your earliest convenience. The Registrant is requesting withdrawal of the Registration Statement because the Registrant is a well-known seasoned issuer and intended to file the Registration Statement as a Form S-3ASR. As a result of a clerical error, the Registration Statement was inadvertently filed as form type “S-3” instead of form type “S-3ASR”.

Accordingly, the Registrant is requesting that the Registration Statement be withdrawn, and the Registrant expects to re-file an identical registration statement as form type S-3ASR shortly after submitting this request.

The Registrant confirms that the Registration Statement was not declared effective and no securities have been sold pursuant to the Registration Statement.

Please provide a copy of the order granting withdrawal via email to our counsel, Branden C. Berns of Gibson, Dunn & Crutcher LLP at BBerns@gibsondunn.com. If you have any questions, please contact Mr. Berns at (415) 393-4631.

Sincerely,

/s/ Michael Brophy
Name:	Michael Brophy
Title:	Chief Financial Officer